SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                         Commission File Number: 0-32201



                           NOTIFICATION OF LATE FILING


  (Check One): [X] Form 10-KSB  [_] Form 11-K  [_] Form 20-F  [ ] Form 10-QSB
                                [_] Form N-SAR

                      For Period Ended: September 30, 2006

                       [_] Transition Report on Form 10-K
                       [_] Transition Report on Form 20-F
                       [_] Transition Report on Form 11-K
                       [_] Transition Report on Form 10-Q
                       [_] Transition Report on Form N-SAR

                        For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


PART I
REGISTRANT INFORMATION

BIO MATRIX SCIENTIFIC GROUP, INC.
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Full Name of Registrant


8885 Rehco Road
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Address of Principal Executive Office (Street and Number)


San Diego, California 92121
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City, State and Zip Code



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                                     PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]  |   (a)  The reasons described in reasonable detail in Part III of this
     |        form could not be eliminated without unreasonable effort or
     |        expense;
     |
     |   (b)  The subject annual report, semi-annual report, transition report
     |        on Form 10-KSB, Form 20-F, Form 11-K or Form N-SAR, or portion
[X]  |        thereof will be filed on or before the 15th calendar day following
     |        the prescribed due date; or the subject quarterly report or
     |        transition report on Form 10-QSB, or portion thereof will be filed
     |        on or before the fifth calendar day following the prescribed due
     |        date; and
     |
     |   (c)  The accountant's statement or other exhibit required by Rule
     |        12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

State below in reasonable detail why the Form 10-KSB,11-K,20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Form 10-KSB for the year ended September 30, 2006 for Bio Matrix Scientific Group, Inc. could not be filed within the prescribed period due to the registrant's inability to close its books for the year in a timely manner. This delay is primarily attributable to the acquisition of its operating subsidiary Bio-Matrix Scientific Group, Inc., a Nevada corporation on July 3, 2006. Such inability could not have been eliminated by the registrant without unreasonable effort or expense.



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                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      David R. Koos                    (619)               398-3517 ext. 308
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          (Name)                    (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [X] Yes  [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Registrant completed the acquisition of Bio Matrix Scientific Group, Inc., a Nevada corporation, on July 3, 2006. This acquisition will result in a significant change in results of operations from the corresponding period for the last fiscal year. It is estimated that Costs and Expenses shall have increased from the corresponding period for the last fiscal year by approximately $1,603,083, Operating Loss shall have increased from the corresponding period for the last fiscal year by approximately $1,602,730, Net Loss shall have increased from the corresponding period for the last fiscal year by approximately $1,604,098 and Loss per common share shall have increased from the corresponding period for the last fiscal year by .13 per common share.


BIO MATRIX SCIENTIFIC GROUP, INC.
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(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  December 29, 2006             By:  /s/ David R. Koos
------------------------             -------------------------------------------
                                        Chief Executive Officer



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